January 6, 2006

Mail Stop 4561

Elizabeth A. Abdoo
Executive Vice President and General Counsel
Host Marriott Corporation
6903 Rockledge Drive, Suite 1500
Bethesda, MD 20817

      Re:	Host Marriott Corporation
		Registration Statement on Form S-4
      Filed December 9, 2005
		File No.  333-130249

		Current Report on Form 8-K
      Filed December 9, 2005
      File No. 001-14625

      Annual Report on Form 10-K
		Filed March 1, 2005
      File No. 001-14625

      Starwood Hotels & Resorts Worldwide, Inc,
      Starwood Hotels & Resorts
      Annual Report on Form 10-K
      Filed March 4, 2005
      File No. 333-73069

Dear Ms. Abdoo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Host Marriott Corporation Form S-4

General
1. We note that numerous terms of the master agreement give rise to rights by either party to defer or exclude properties from this transaction, including terms related to subsequent financial performance and the need for shareholder consents and regulatory approvals not yet obtained. Please tell us whether you plan to or why you should not be required to re-solicit your shareholders in the event that the price or asset mix of the proposed transaction were to change materially following the date of your anticipated vote.
2. Please provide us with a copy of the transcript of your November
14, 2005 conference call discussing the proposed transaction and tell us why you did not file it with the Commission.
3. Please provide us with a copy of the "board book" or similar documentation provided to the board and your management to consider the proposed transaction. Such materials should include the presentations made by the financial advisors.
4. We note that you have incorporated from your Form 8-K filed December 9, 2005 information relevant to your discussion of tax consequences beginning on page 101. We further note that this report contains risk factor information that is specific to this transaction
.. Please tell us why it is appropriate to incorporate transaction-specific disclosure from prior filings or revise your prospectus/proxy statement to include this information.
5. We note that you have not included disclosure responsive to Item
18(a)(5)(i) of Form S-4. Please confirm that the directors and officers of neither you nor Starwood have interests that may require disclosure pursuant to this item, including, without limitation, bonuses tied to the successful completion of this transaction.

Forepart of Registration Statement
6. In note 4 to your fee table, please describe briefly the rights associated with the Series A Junior Participating Preferred stock.
7. Please briefly explain what an "RP Unit" is with respect to SLT
Realty L.P.
Outside Front Cover Page of Prospectus
8. Please revise to disclose the vote required to approve the transaction.

Questions and Answers About Voting Procedures for the Host Special
Meeting
9. The information in this section appears merely to repeat information contained in the summary. Please revise to eliminate the overlap or omit the section entirely.

Summary, page 1
10. Please limit your reliance on cross-references in the Summary and
Risk Factors section.
11. Where relevant, please provide a summary of the other key aspects of the transaction, including the license and management agreements related to the properties to be transferred to you and any agreements related to development and conversion of properties currently held by you.
12. Where relevant, please discuss, from page 84, the fee you would be required to pay in the event that shareholders do not vote in favor of this transaction. Also, please discuss briefly, from page
85, the transfer taxes and transaction costs that you may be liable for and the limitations on indemnification described on pages 87-88.
13. We note, from page 105, that you have not yet determined the purchase price related to each asset in the event that you need to make adjustments to the consideration to be paid. Please indicate when you expect to determine the purchase price of each asset and amend your disclosure accordingly.

The Transactions, page 2

Consideration for the Transactions, page 2
14. Please discuss the additional consideration to be paid by Host in the form of preferred stock, the number of such shares you expect to issue and the rights associated with them.



Ownership of Host After the Transactions, page 3
15. Please identify the creation of any individual interests following the transaction that may amount to 5% or more or your outstanding shares, and quantify those interests.

Opinion of Host Financial Advisors..., page 3
16. Please disclose whether your advisor would be paid a fee in the event the transaction were to terminate. If not-or if the fee would be significantly less than the fee upon consummation-please discuss the resulting conflict of interest here and in the Risk Factors section. We have the same comment with respect to your discussion on page 4 of the opinion rendered by Starwood`s advisor.

Deferral of Hotels..., page 6
17. Please summarize the deferral and exclusion terms-including which hotels are subject to deferral or exclusion-to discuss how the transaction could materially change following the shareholder vote.

Financing for the Transactions..., page 8
18. Please be more specific as to the financing assumptions, including the amounts you expect to raise through a sale of certain of your current assets, sale of assets to be acquired from Starwood, and the incurrence of new debt. Also, please quantify the bridge loan and explain briefly why it would be necessary to increase this loan in the event that the Sheraton bondholders do not approve the proposed restructuring.

Summary Selected Historical Financial Data, page 9

Selected Unaudited Pro Forma Financial Date, page 12
19. Please provide footnotes explaining how the information presented reflects aspects of the proposed transaction not evident from historical financials, such as revenue associated with assets being transferred to you that are not included in Starwood Trust, the intended sale of certain assets, and the incurrence of new debt. Risk Factors, page 17
20. To the extent material, please revise to include discussion of risk related to:
* dilution caused by the issuance of new shares and the impact of potential share sales following the close of the transaction;
* the terms of any leases to which the hotels you may acquire may be subject; and
* control that may be exercised over you by Starwood or its affiliates as a result of shares being issued in this transaction.

The consummation of the transactions will expand..., page 24
21. Please clarify whether you have any current operations in the new markets noted under this heading and revise your disclosure regarding the fact that you "may have" limited knowledge and understanding of the local economies accordingly.

The Transactions, page 32
22. Where relevant, please revise your discussion of the transactions to:
* disclose which hotels are held by each Starwood entity that you intend to acquire in the transactions described on pages 33 and 34.;
* describe the assets that you intend to dispose of in four like-kind exchanges and the hotels you expect to receive;
* describe in more detail the interests held by SLT Realty; and
* describe in more detail the assets to be acquired from SLC Operating LP, including the hotels being transferred to you that receive their working capital from this pool.

Structure of the Transactions, page 32
23. Please revise your description on page 34 to make it clear what equity interests Starwood intends to redeem prior to the close of this transaction and what assets will be removed from the entities to be acquired by you.
24. Please indicate when you expect to receive consents from the unit holders of SLT Realty to complete the SLT merger.
25. Please expand your disclosure to discuss the "private REITs" to be created by Host in order to maintain its REIT qualification and to satisfy debt requirements.

Consideration for the Transactions, page 34
26. On page 35, please explain briefly how adjustments to the amounts to be received directly by Starwood (as a result of increases or decreases in the number of Starwood Trust Class B shares outstanding upon close) would be allocated to the purchase price of the remaining properties.
27. Please discuss Starwood`s share repurchase program in more detail, including when it was announced, when it is set to expire and the price offered.
28. We refer to the table on page 36 that shows the total consideration to be paid in the transactions based on the market price of the Host common stock. Please revise to include a higher range. We note that the table only shows scenarios up to $19.00 per common share, and that the closing market price on January 5, 2006 was $18.99. Please revise to indicate additional scenarios if the market price increases beyond $19.00.

Background of the Transactions, page 36
29. On page 40, please identify the third parties with whom you entered confidentiality agreements and explain their role in the process.
30. Based on your disclosure on page 54, that Bear Stearns considered
"interest from various third parties regarding a transaction" with Starwood, it appears that third party offers may have been received.
If so, please summarize the terms of those offers and disclose why they were abandoned.

Recommendation of Host`s Board of Directors..., page 43

Enhanced Company Profile, page 44
31. Please provide us with support for your statement that Host, following the proposed acquisitions, will be the largest lodging company in the U.S and the sixth-largest public REIT. In addition, please disclose the measurement you are using in arriving at these conclusions.

Financial Considerations, page 44
32. Please revise this section to provide specific financial projections in bullet points 1, 2 and 4 and the replacement cost in bullet point 3. With respect to non-GAAP projections, please provide the disclosure, including cautionary language and reconciliation to pro forma GAAP financials, as required by Item 10(e) of Regulation S-
K.

Additional Considerations, page 44
33. On page 45, please discuss, to the extent relevant, any consideration by your board of issues related to the incurrence of new debt, dilution, your longterm reliance on Starwood as manager of the properties to be acquired, control issues, future sales of your shares by former Starwood Trust shareholders, and the pro forma decrease in earnings per share (on a GAAP basis). Also, please remove the reference in the last bullet point on page 45 to "various other applicable risks." All material negative factors considered by your board should be described here.

Starwood`s Reasons for the Transactions, page 46

Negative Factors Considered by the Starwood Boards, page 47
34. Please revise the last bullet point in this section to include any other material risks considered by Starwood.

Opinion of Host Financial Advisors, page 48
35. On page 52, please:
* quantify the compensation paid by you and your affiliates to Goldman Sachs in the last two years. Refer to Item 1015(b)(4) of Regulation M-A;
* describe the compensation to be paid to Goldman Sachs as a result of the bridge loan and the expected refinancing of that loan (including origination and commitment fees); and
* in the event the consideration falls outside of the range described here, please describe how the consideration paid to Goldman Sachs for its fairness opinion could change, if at all.
36. With respect to Bear Stearns, please describe, on pages 57 and 58, the past services it has provided to Starwood in detail and quantify aggregate compensation paid to it in the last two years. Also, please describe in more detail the fees to be received by Bear
Stearns as part of this transaction and provide the additional disclosure required by Items 1015(b)(2) and (3) of Regulation M-A.




Selected Companies Analysis, page 49
37. Please explain the significance-from a fairness point of view-of the fact that your 2005 estimates ratios exceed the median 2005 ratios for comparable companies. Also, please explain why your advisors did not calculate your 2006 estimated ratios and what significance your advisors ascribed to the apparent comparison of your 2005 ratios to the 2006 estimated ratios for similar companies.
In addition, please expand your disclosure to provide additional information on what the IBES estimates represent.

Earnings Accretion/Dilution Analysis, page 51
38. Please revise to discuss in more detail how Goldman Sachs arrived at the estimates of FFO accretion and explain the significance of these figures to your investors.

Opinion of Starwood and Starwood Trust`s Financial Advisor, page
52

Summary of Analyses, page 54
39. We note from page 55 that Bear Stearns did not, in making its valuation, ascribe any weight to the encumbrances on the properties to be transferred as a result of the license and management agreements to be entered into with Starwood. Please revise your disclosure to clarify why Bear Stearns did not take the encumbrances into account. Also, please indicate whether the analysis by Goldman
Sachs takes encumbrances into account and, if not, provide similar disclosure.

Financing for the Transactions, page 58

Permanent Financing, page 58
40. Please identify the sale assets and quantify how much you expect to get for each, including any assets you intend to acquire in this transaction.

Bridge Loan Facility, page 58
41. On page 59, please disclose the debt ceiling that you may not exceed by more than $400 million without reducing the amount outstanding under the bridge loan.
42. Please identify the lender of your current revolving credit facility and indicate whether an amendment to the facility has been obtained permitting the bridge loans to share in the collateral securing the facility. We note your statement on page 58 that such amendment must be executed prior to the execution of the bridge loan facility.

Assumed Indebtedness, page 60
43. In notes 1 and 2, briefly explain what you mean by "excess cash" and "excess cash flow," respectively. In note 3, please explain how interest is calculated and when the rate is reset.

Restrictions on Sales of Shares of Host Common Stock..., page 61

Affiliates, page 61
44. Please quantify the number of shares you expect to be held by affiliates and indicate whether there any contractual agreements to file a resale registration statement covering these shares by any specific date.

Registration Rights of Starwood, page 62
45. Please disclose when you expect-or are required-to file a registration statement covering the resale of shares received by Starwood as a result of this transaction. In addition, please revise this section to include any other material provisions of the registration rights agreement that you intend to enter into with Starwood.

Material Terms of the Principal Transaction Agreements, page 63

General, page 63
46. Where relevant, please identify and describe briefly all other agreements entered into that are not included in the principal transaction agreements annexed to this prospectus/proxy statement.
47. With regard to the disclaimer appearing on page 63, we have the following comments:
* Please tell us why it is appropriate to extend it to "covenants and other agreements." This would appear to suggest that shareholders may not rely on the description of the merger agreement itself, as opposed to merely statements of fact contained in applicable representations and warranties.
* Refer to your statement that certain "disclosure letters and schedules contain...potential additional non-public information." If true, please disclose that it is your belief that all material information has been made public. Also, please confirm that you have filed as exhibits to this registration statement all schedules and disclosure letters related to agreements that do not qualify for treatment under Item 601(b)(2) of Regulation S-K. Finally, please provide us with a copy of all omitted schedules and disclosure letters.
* Refer to your statement that certain "information...may have changed since the date of the master agreement." Please be advised that you are responsible for considering whether additional specific disclosures regarding material contractual provisions are required to make the statements included in the prospectus/proxy statement not misleading.
* Refer to your statement that certain representations and warranties contained in the master agreement "were used for the purpose of allocating risk...rather than establishing matters of fact." Please revise to remove any implication that the agreements comprising this transaction do not constitute public disclosure under federal securities laws.

Conditions to Completion of the Closing Transactions, page 69
48. Please provide in one place a detailed schedule of the required shareholder, lender and bondholder consents and regulatory approvals that must be obtained prior to closing, including consents related to
Sheraton and SLT Realty LP and, if applicable, the redemption of certain interests in Starwood Trust. In responding to this comment:
* please make it clear which assets will remain subject to consent (or other contingencies) following your vote and describe any consents that have already been obtained by Starwood (such as the consent of Starwood Trust Class A shareholders and SLT Realty RP unit holders);
* please explain why no consent appears to be required in connection with your acquisition of assets from SLC Operating LP; and
* where relevant, please explain the potential impact on the number of Starwood Trust Class B shares outstanding in the event that holders of Starwood Trust Class B preferred choose to convert their shares rather than accede to a cash redemption.

Additional Conditions to the Obligations of Host..., page 70
49. We note from page 71 that this transaction is contingent on, among other things, receipt by you of a favorable tax opinion regarding certain entities affiliated with Starwood Trust. Please make it clear that you would not waive this condition in the event that the tax considerations were to result in a material change in the nature of this transaction or undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material. Also, please note that because the tax opinion appears to be a waivable condition, the signed opinion must be filed prior to this registration statement going effective.

Deferral of Hotels, page 80

Host`s Deferral Rights, page 80
50. In the fourth bullet point on page 81, please disclose in more detail the deferral provision related to the cost of lease structures. Explain what these are and how indemnifications and the consents of "work councils" apply. Also, please disclose the percentage of EBITDA beyond which deferral would be justified.

Indemnification Agreement, page 86

Retained and Assumed Liabilities, page 86
51. Please explain in more detail the operation of the terms described in the second and fourth bullet points on this page, including what kind of purchase price adjustments would subject you to additional liability. Also, in the first two bullet points on page 87, please explain the associated liabilities in more detail.

Structure of Host Following the Transactions, page 90
52. Please disclose the terms of the preferred stock in Sheraton that you intend to cause Sheraton to issue following the close of this transaction and identify to whom you intend Sheraton to issue it. Also, please tell us whether the issuance will be registered or what exemption Sheraton will rely on. Finally, in your chart, please clarify whether the preferred interest in the foreign currency REITs extends only to those REITs held by Sheraton as a result of the preferred interest in Sheraton.

Structure of Starwood Prior to and Following..., page 93
53. In the chart, please indicate that Starwood holds 100% of the equity interest in SHC and, if true, that Starwood holds 100% of the equity interest in the entities denoted as "various direct and indirect subsidiaries." Also, please make clear, if true, that these direct and indirect subsidiaries include both the nine foreign and four domestic hotels that are not owned by Starwood Trust, SLT Realty or Sheraton.
54. Please reconcile the chart, which suggests that Starwood Trust has issued Class B preferred shares, with disclosure on page 123, which suggests that as of September 30, 2005 no such shares were outstanding.

Relationship of Host and Starwood Following the Transactions, page
95
55. If relevant, please provide a summary of material agreements between you and Starwood prior to closing in the last three fiscal years as required by Item 6 of Form S-4.

Operating Agreements and License Agreements, page 95
56. We have the following comments with regard to information presented in this section:
* In the third bullet point on page 95, please describe the licensed property and the length of licenses with more specificity.
* In the sixth bullet point on page 95, please describe the working capital requirements in more detail;
* In the second bullet point on page 96, please describe the territory restrictions in more detail.
* In the third bullet point on page 96, please describe the termination rights-ties to return on investment-in more detail. Also, where relevant, describe applicable early termination penalties in more detail.
57. Please tell us whether the terms of your management contracts with Starwood are comparable to other similar established third party management contracts as described on page 10 of Host`s Form 10-K.

FF&E and Capital Expenditures, page 96
58. Please provide us with a detailed description for how you account for the periodic contributions of 5% of gross operating revenue made to the furniture, fixtures & equipment reserve fund and clarify to us the basis for that accounting treatment.

Termination on Sale, page 97
59. Please indicate which hotels are subject to provisions describe in this section as well as the circumstances that could trigger these rights.

Host Marriott Corporation Notes to the Unaudited Pro Forma
Statements
of Operations, page 111

Note B, page 111
60. Disclose the dollar amount of financing costs incurred and to be incurred related to your bridge loan facility, how the amount of financing costs was determined, the expected term of the bridge loan facility, and the period over which the financing costs will be amortized, which presumably is the expected term of the bridge loan.
Refer to SAB Topic 2A (6).

Acquired Business Note 2 - Significant Accounting Policies, page
F-5

Inventories, page F-5
61. We note your policy of amortizing certain purchased inventory items to 50% of their cost over 36 months. Please clarify to us the basis in GAAP for this treatment. Additionally, please tell us whether Host Marriott currently follows the same policy. If not, tell us what consideration you gave to including a pro forma adjustment to conform accounting policies.

Note 11 - Commitments and Contingencies, page F-10
62. Please tell us what consideration you gave to providing more detailed disclosure about legal matters and accruals recorded related to these legal matters.

Where You Can Find More Information, page 142
63. Please update the list of filings incorporated by reference to reflect any recent filings and your Form 8-K dated October 7, 2005.

Part II

Undertakings, page II-2
64. Please revise to include the new undertakings required as of December 1, 2005.

Annex D
65. We note the limitation on reliance by shareholders contained in the second to last paragraph of the fairness opinions provided by your financial advisors. Because they are inconsistent with the disclosures relating to the opinion, the limitations should be deleted. Alternatively, disclose the basis for the advisors` belief that shareholders cannot rely upon their opinions to support any claims against the advisors arising under applicable state law (e.g., the inclusion of express disclaimers in the advisors` engagement letters). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.
Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the advisors would have no effect on the rights and responsibilities of either the advisors or the board of directors under the federal securities laws.

Exhibits
66. Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.
67. With regard to your legal opinion, please note that counsel cannot assume that the officers signing the certificates have the legal authority to do so. This is a conclusion of law which is a necessary requirement of the ultimate legality opinion. Please revise the first and third assumptions accordingly. Also, please note that it is not appropriate for counsel to assume that the registrant has sufficient authorized shares to undertake the proposed transaction. Please omit the fifth assumption.
68. Please file the Goldman Sachs and Deutsche Bank commitment letters and term sheets as exhibits to this registration statement.
69. We note that the consents filed by both Goldman Sachs and Bear Stearns are expressly limited to the discussion and inclusion of their fairness opinions in the initial version of your registration statement. Since it appears that you must amend your registration statement-including the disclosure related to these fairness opinions-please file revised consents with your next amendment.
70. Please provide drafts of your tax opinions with your first amendment. We must review these prior to clearing the filing.




Host Marriott Corporation Form 8-K dated December 9, 2005
Risk Factors
71. Please amend your Form 8-K or revise your Form S-4 as necessary to comply with the following comments.
72. Please update each of the risk factors listed below to reflect additional risk as a result of the proposed transaction, but only to the extent material:

* "Our ability to pay dividends may be limited...;"

* "Our ability to pay dividends on our common...;"

* "Foreclosure on our mortgage debt...;" and

* "Our mortgage debt contains provisions...."

The terms of our debt place restrictions on us...
73. Please revise to describe these restrictions in more detail.

Litigation judgments or settlements...
74. Please revise to remove mitigating language regarding your belief in the merit of the lawsuits against you. Stating that the lawsuits are without merit is a legal conclusion that the company is not qualified to make. Discuss any particular suits that may have the potential for material damages.

Host Marriott Corporation Form 10-K for the Period Ending December
31, 2004

Items 1& 2 Business and Properties, page 1

Legal Proceedings, page 14
75. In future filings, please refrain from expressing your belief regarding the relative merit of lawsuits against you. This is a legal conclusion that you are not qualified to make. If the statements are based on advice from counsel, please identify counsel and file a consent from counsel.




Consolidated Statements of Operations, page 80
76. Please tell us what consideration you gave to classifying net gains on property transactions as discontinued operations. Refer to paragraph 47(b) of SFAS 144 and EITF 03-13.

Notes to Consolidated Financial Statements, pages 84 - 110

Note 1. Summary of Significant Accounting Policies, pages 84 - 89

Property and Equipment, pages 85 - 86
77. Please clarify to us how your policy of classifying a property as
held for sale when a binding agreement has been signed and the buyer
has committed a significant amount of non-refundable cash is consistent with the classification criteria included in paragraph 30 of SFAS 144.

Starwood Hotels & Resorts Form 10-K for the Period Ending December
31, 2004

Consolidated Statements of Cash Flows, page F-7
78. Note that paragraph 28 of SFAS 95 indicates that cash flows from operating activities should be reconciled to net income as opposed to net income from continuing operations. In future filings, revise your presentation to include the cash flows from operating, investing and financing activities from discontinued operations within the appropriate classifications within the statement.

Note 2 - Significant Accounting Policies, pages F-11 - F-20

Assets Held for Sale, page F-12
79. Please clarify to us how your policy of classifying a property as held for sale when a signed sales contract and a non-refundable deposit exists is consistent with the classification criteria included in paragraph 30 of SFAS 144.

Property, Plant and Equipment, page F-13
80. Clarify to us and disclose in future filings the nature of the continuing involvement you have with disposed properties and how you apply the guidance of EITF 03-13 in determining whether your continued involvement precludes classification of dispositions as discontinued operations under paragraph 42 of SFAS 144.


Note 4. Gain (Loss) on Asset Disposition & Impairments, Net, page
F-
21
81. We note that you recorded a net loss of $33 million primarily related to the sales of two hotels. Please clarify to us why this loss was not reported as discontinued operations, when you classified these assets as held for sale and what consideration you gave to recognizing an impairment charge prior to sale.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Matthew Maulbeck at 202-551-3466 or Linda
Van
Doorn, Senior Assistant Chief Accountant, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3694 with any other questions.

Sincerely,



Owen J. Pinkerton
Senior Counsel


cc:	Scott C. Herlihy (via facsimile)
	Latham & Watkins LLP
























??

??

??

??




Elizabeth A. Abdoo
Host Marriott Corporation
January 6, 2006
Page 1